Exhibit 1

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2022, and December 31, 2021, and for the nine-month periods ended September 30, 2022, and 2021

TABLE OF CONTENTS

• Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2022, and 2021	3

• Unaudited interim condensed consolidated statements of financial position as of September 30, 2022, and December 31, 2021	4

• Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended September 30, 2022 and 2021	5

• Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2022 and 2021	7

• Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022, and 2021	9

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Revenue from contracts with customers	4	835,786	456,183	333,573	175,005
Cost of sales:
Operating costs	5.1	(97,321)	(76,812)	(34,753)	(27,204)
Crude oil stock fluctuation	5.2	(5,222)	457	(4,571)	1,797
Depreciation, depletion and amortization	12/13/14	(171,714)	(144,427)	(66,910)	(48,681)
Royalties		(105,427)	(60,383)	(39,171)	(23,757)

Gross profit		456,102	175,018	188,168	77,160

Selling expenses	6	(41,057)	(30,883)	(14,047)	(12,481)
General and administrative expenses	7	(44,211)	(31,094)	(15,860)	(11,173)
Exploration expenses	8	(567)	(437)	(175)	(153)
Other operating income	9.1	22,961	17,808	9,241	11,294
Other operating expenses	9.2	(2,606)	(1,897)	(564)	(554)

Operating profit		390,622	128,515	166,763	64,093

Interest income	10.1	384	42	294	34
Interest expense	10.2	(22,341)	(41,330)	(6,744)	(12,173)
Other financial income (expense)	10.3	(43,827)	(6,181)	(29,453)	(11,932)

Financial income (expense), net		(65,784)	(47,469)	(35,903)	(24,071)

Profit before income tax		324,838	81,046	130,860	40,022

Current income tax (expense)	15	(146,649)	(47,257)	(68,457)	(29,285)
Deferred income tax benefit (expense)	15	15,842	(18,694)	14,258	(6,005)

Income tax (expense)		(130,807)	(65,951)	(54,199)	(35,290)

Profit for the period, net		194,031	15,095	76,661	4,732

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to defined benefit plans	25	(3,207)	(3,050)	(53)	(430)
- Deferred income tax benefit	15	1,122	1,536	18	151

Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods, net of taxes		(2,085)	(1,514)	(35)	(279)

Total comprehensive profit for the period		191,946	13,581	76,626	4,453

Earnings per share
Basic (in US dollars per share)	11	2.207	0.171	0.886	0.054
Diluted (in US dollars per share)	11	1.879	0.163	0.750	0.050

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2022 and December 31, 2021

(Amounts expressed in thousands of US Dollars)

	Notes	As of September 30, 2022	As of December 31, 2021
Assets
Noncurrent assets
Property, plant and equipment	12	1,517,849	1,223,982
Goodwill	13	28,288	28,416
Other intangible assets	13	4,190	3,878
Right-of-use assets	14	25,208	26,454
Investments in associates		5,699	2,977
Trade and other receivables	16	19,057	20,210
Deferred income tax assets		4,029	2,771

Total noncurrent assets		1,604,320	1,308,688

Current assets
Inventories	18	6,847	13,961
Trade and other receivables	16	90,297	46,096
Cash, bank balances and other short-term investments	19	182,751	315,013

Total current assets		279,895	375,070

Total assets		1,884,215	1,683,758

Equity and liabilities
Equity
Capital stock	20.1	523,373	586,706
Legal reserve	20.2	1,255	—
Share-based payments		38,419	31,601
Share repurchase reserve	20.2	23,840	—
Other accumulated comprehensive income (losses)		(8,061)	(5,976)
Accumulated profit (losses)		161,394	(47,072)

Total equity		740,220	565,259

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		159,714	175,420
Lease liabilities	14	18,791	19,408
Provisions	21	28,027	29,657
Borrowings	17.1	362,338	447,751
Warrants	17.4	25,132	2,544
Employee benefits	25	11,202	7,822
Trade and other payables	24	11,679	50,159

Total noncurrent liabilities		616,883	732,761

Current liabilities
Provisions	21	2,167	2,880
Lease liabilities	14	8,768	7,666
Borrowings	17.1	160,263	163,222
Salaries and payroll taxes	22	18,861	17,491
Income tax liability		113,888	44,625
Other taxes and royalties	23	19,911	11,372
Trade and other payables	24	203,254	138,482

Total current liabilities		527,112	385,738

Total liabilities		1,143,995	1,118,499

Total equity and liabilities		1,884,215	1,683,758

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2022

(Amounts expressed in thousands of US Dollars)

	Capital stock	Legal reserve	Share-based payments (1)	Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2021	586,706	—	31,601	—	(5,976)	(47,072)	565,259

Profit for the period	—	—	—	—	—	194,031	194,031
Other comprehensive income for the period	—	—	—	—	(2,085)	—	(2,085)

Total comprehensive income	—	—	—	—	(2,085)	194,031	191,946

Ordinary and Extraordinary General Shareholders’ meeting on April 26, 2022 (2):
Creation of legal reserve	—	1,255	—	—	—	(1,255)	—
Creation of share repurchase reserve	—	—	—	23,840	—	(23,840)	—

Board of Directors’ meeting on September 27, 2022 (2):
Reduction of capital stock	(39,530)	—	—	—	—	39,530	—

Share repurchase (2)	(23,804)	—	—	—	—	—	(23,804)

Share-based payments	1	—	6,818	—	—	—	6,819

Amounts as of September 30, 2022	523,373	1,255	38,419	23,840	(8,061)	161,394	740,220

(1)	Including 11,776 share-based payments expenses (Note 7), net of tax charges.
(2)	See Note 20.

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2021

(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments (1)	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the period	—	—	—	15,095	15,095
Other comprehensive income for the period	—	—	(1,514)	—	(1,514)

Total comprehensive income	—	—	(1,514)	15,095	13,581

Share-based payments	1	6,533	—	—	6,534

Amounts as of September 30, 2021	659,401	29,579	(5,025)	(155,322)	528,633

(1)	Including 8,098 share-based payments expenses (Note 7), net of tax charges.

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Cash flows from operating activities
Profit for the period, net		194,031	15,095	76,661	4,732

Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal of) allowance for expected credit losses	6	(36)	—	—	(29)
Net changes in foreign exchange rate	10.3	(39,860)	(10,741)	(19,373)	(1,926)
Discount for well plugging and abandonment	10.3	1,825	1,808	617	634
Net increase in provisions	9.2	2,075	1,232	564	417
Interest expense on lease liabilities	10.3	1,565	755	499	221
Discount of assets and liabilities at present value	10.3	4,790	(2,658)	668	57
Share-based payments	7	11,776	8,098	4,601	2,457
Employee benefits	25	359	163	150	77
Income tax expense	15	130,807	65,951	54,199	35,290

Items related to investing activities:
Depreciation and depletion	12/14	169,370	141,782	66,099	47,651
Amortization of intangible assets	13	2,344	2,645	811	1,030
Interest income	10.1	(384)	(42)	(294)	(34)
Gain from farmout agreement	9.1	(18,218)	(4,525)	(9,049)	—
Changes in the fair value of financial assets	10.3	18,127	(6,259)	16,377	956
Gain from assets disposal	9.1	—	(9,999)	—	(9,986)

Items related to financing activities:
Interest expense	10.2	22,341	41,330	6,744	12,173
Changes in the fair value of warrants	10.3	22,588	9,278	16,999	7,926
Amortized cost	10.3	1,538	3,534	467	611
Remeasurement in borrowings	10.3	37,669	12,019	15,132	6,452

Changes in working capital:
Trade and other receivables		(55,968)	(11,231)	(36,453)	(7,066)
Inventories	5.2	5,222	(457)	4,571	(1,797)
Trade and other payables		21,205	18,738	13,232	7,804
Payments of employee benefits	25	(186)	(335)	(73)	(55)
Salaries and payroll taxes		(2,412)	(551)	6,652	3,642
Other taxes and royalties		7,545	(9,237)	2,929	(1,027)
Provisions		(1,755)	(417)	(689)	386
Income tax payment		(61,957)	(3,430)	(25,984)	(642)

Net cash flows provided by operating activities		474,401	262,546	196,057	109,954

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(330,748)	(241,631)	(152,792)	(76,876)
Payments for the acquisition of AFBN assets	1.2.1	(108,750)	—	(6,250)	—
Payments received from farmout agreement	9.1	20,000	5,000	10,000	—
Payments for acquisitions of investments in associates		(2,722)	(2,077)	(1,952)	(2,077)
Payments for acquisitions of other intangible assets	13	(2,656)	(1,109)	(999)	(348)
Interest received		384	42	294	34
Proceeds from disposal of oil and gas properties (1)		—	14,150	—	14,150
Cash received by AFBN assets acquisition		—	6,203	—	6,203

Net cash flows (used in) investing activities		(424,492)	(219,422)	(151,699)	(58,914)

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Cash flows from financing activities:
Proceeds from borrowings	17.2	76,170	358,093	—	158,395
Payment of borrowings cost	17.2	(584)	(3,326)	—	(615)
Payment of borrowings principal	17.2	(164,995)	(283,102)	(78,270)	(153,609)
Payment of borrowings interest	17.2	(30,192)	(50,888)	(10,444)	(25,496)
Payment of lease	14	(8,602)	(6,123)	(3,156)	(2,133)
Share repurchase	20.2	(23,804)	—	—	—

Net cash flow (used in) provided by financing activities		(152,007)	14,654	(91,870)	(23,458)

Net (decrease) increase in cash and cash equivalents		(102,098)	57,778	(47,512)	27,582

Cash and cash equivalents at beginning of period	19	311,217	201,314	248,560	236,510
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		(28,326)	2,332	(20,255)	(2,668)
Net (decrease) increase in cash and cash equivalents		(102,098)	57,778	(47,512)	27,582

Cash and cash equivalents at end of period	19	180,793	261,424	180,793	261,424

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		137,461	68,403	137,461	68,403
AFBN assets acquisition		—	69,693	—	69,693
Changes in well plugging and abandonment with an impact in property, plant and equipment	12	(4,146)	(1,787)	(393)	682

(1)

Including 15,000 received from the transfer of the working interest in the Coirón Amargo Sur Oeste concession (“CASO”) net of 850 payments related to Mexico exploratory assets transfer. (See Note 1.3 and 1.4 to the annual consolidated financial statements as of December 31, 2021).

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de CV”.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on October 26, 2022.

Other than mentioned in Note 1.2 there were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2021.

1.2 Significant transactions for the period

1.2.1 Acquisition of 50% of operated working interest in the unconventional concessions of Aguada Federal and Bandurria Norte in Vaca Muerta (“acquisition of AFBN assets”)

On January 17, 2022, the Company, through its subsidiary Vista Energy Argentina S.A.U, formerly known as Vista Oil & Gas Argentina S.A.U (“Vista Argentina”), acquired a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (“the Assets”), from Wintershall DEA Argentina S.A. (“Wintershall”).

Vista agreed to pay a purchase price of 140,000, of which 90,000 was paid on the date of the transaction, and the remaining 50,000 will be payable in 8 (eight) equal quarterly instalments starting on April 2022. During the nine-month period ended September 30, 2022, Vista paid to Wintershall, 3 (three) equal instalments of 6,250, and the liabilities related to such transaction stand at 29,826, recognized at present value (see Note 24).

As result of this transaction, Vista recognized an addition of 68,743 in “Property, plant and equipment” (see Note 12), and the transaction effectively cancels the carry consideration of 77,000 the Company had assumed on September 16, 2021.

The effective date of the transaction was January 1, 2022. On September 14, 2022, the Province of Neuquén issued Presidential Decrees No. 1,851/22 and No. 1,852/22 approving the assignment by Wintershall to Vista Argentina of the assets located in the Bandurria Norte and Aguada Federal areas, respectively.

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation

The unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021, and for the nine-month periods ended September 30, 2022 and 2021 were prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”). The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of September 30, 2022, and the results of operations for the nine-month period ended September 30, 2022. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the Company’s annual consolidated financial statements as of December 31, 2021.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2021, except for the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. Other than the transaction mentioned in Note 1.2.1 there were no changes in interest in Company subsidiaries during the nine-month period ended September 30, 2022.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage risk.

Considering the macroeconomic context, the result of operations and the Group’s cash position, as of September 30, 2022, and December 31, 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these interim condensed consolidated financial statements were prepared on a going concern basis.

2.4.2 Impairment testing of goodwill and nonfinancial assets other than goodwill

Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). To such end, oil and gas properties in Argentina were grouped into 3 (three) CGUs: (i) operated concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production; and (iii) non-operating concessions of conventional oil and gas exploration and production. The Company also identified just one CGU in Mexico: (i) operated concessions of conventional oil and gas exploration and production.

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

As of September 30, 2022 and December 31, 2021, the Company did not identify indications of impairment.

2.5 Regulatory framework

A-	Argentina

2.5.1 Gas market

2.5.1.1 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

For the nine-month periods ended September 30, 2022, and 2021, the Company received a net amount of 1,077 and 1,524.

As of September, 30, 2022 and December 31, 2021, the receivables related to such plan stand at 5,440 and 1,729, respectively (see Note 16).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Department of Energy authorized, a variable volume of winter exports for the period elapsed between May and September 2022. During the nine-month period ended September 30, 2022, the Company exported a total of 18 Mcm to Chile.

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework for the nine-month period ended September 30, 2022 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2021).

B-	Mexico

There have been no significant changes in Mexico’s regulatory framework for the nine-month period ended September 30, 2022 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2021).

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and liquefied petroleum gas (“LPG”) (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the nine-month periods ended September 30, 2022 and 2021, the Company generated 99% of its revenues related to assets located in Argentina, and 1% in Mexico.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of September 30, 2022	As of December 31, 2021
Argentina	1,553,347	1,260,851
Mexico	50,973	47,837

Total noncurrent assets	1,604,320	1,308,688

Note 4. Revenue from contracts with customers

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Goods sold	835,786	456,183	333,573	175,005

Total revenue from contracts with customers	835,786	456,183	333,573	175,005

Recognized at a point in time	835,786	456,183	333,573	175,005

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

4.1 Information broken down by revenue from contracts with customers

Type of products	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Revenues from crude oil sales	782,632	410,972	311,986	153,908
Revenues from natural gas sales	49,066	42,057	20,138	19,687
Revenues from LPG sales	4,017	3,154	1,378	1,410
Revenue from other goods	71	—	71	—

Total revenue from contracts with customers	835,786	456,183	333,573	175,005

Distribution channels	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Exports from crude oil	399,699	111,611	175,609	32,157
Refineries	382,933	299,361	136,377	121,751
Retail natural gas distribution companies	16,230	15,615	7,694	7,811
Natural gas for electric power generation	14,887	13,413	4,206	5,183
Industries	13,672	13,029	7,188	6,693
Exports from natural gas	4,277	—	1,050	—
LPG sales	4,017	3,154	1,378	1,410
Other goods sales	71	—	71	—

Total revenue from contracts with customers	835,786	456,183	333,573	175,005

Note 5. Cost of sales

5.1 Operating costs

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Fees and compensation for services	47,806	39,848	17,800	14,119
Salaries and payroll taxes	15,799	10,862	5,282	3,890
Consumption of materials and spare parts	13,201	10,629	4,640	3,400
Easements and fees	9,132	7,011	3,296	2,544
Employee benefits	4,418	3,440	1,549	1,303
Transport	3,905	2,205	1,260	895
Other	3,060	2,817	926	1,053

Total operating costs	97,321	76,812	34,753	27,204

5.2 Crude oil stock fluctuation

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Crude oil stock at beginning of period (Note 18)	5,222	6,127	4,571	4,787
Less: Crude oil stock at end of period (Note 18)	—	(6,584)	—	(6,584)

Total crude oil stock fluctuation	5,222	(457)	4,571	(1,797)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 6. Selling expenses

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Transport	16,941	14,045	4,773	5,254
Taxes, rates and contributions	12,514	10,494	4,577	4,565
Tax on bank account transactions	6,958	4,469	3,178	1,725
Fees and compensation for services	4,680	1,875	1,519	966
(Reversal of) allowances for expected credit losses	(36)	—	—	(29)

Total selling expenses	41,057	30,883	14,047	12,481

Note 7. General and administrative expenses

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Salaries and payroll taxes	19,348	14,055	7,000	5,055
Share-based payments	11,776	8,098	4,601	2,457
Fees and compensation for services	7,120	4,712	2,350	1,628
Employee benefits	2,213	1,477	848	660
Institutional promotion and advertising	1,356	1,223	415	648
Taxes, rates and contributions	814	386	201	175
Other	1,584	1,143	445	550

Total general and administrative expenses	44,211	31,094	15,860	11,173

Note 8. Exploration expenses

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Geological and geophysical expenses	567	437	175	153

Total exploration expenses	567	437	175	153

Note 9. Other operating income and expenses

9.1 Other operating income

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Gain from farmout agreement (1)	18,218	4,525	9,049	—
Gain from assets disposal (2)	—	9,999	—	9,986
Other services charges (3)	4,743	3,284	192	1,308

Total other operating income	22,961	17,808	9,241	11,294

(1)

For the nine-month period ended September 30, 2022 and 2021, including 20,000 and 5,000 of payments received by Trafigura Argentina S.A. (“Trafigura”), related to the farmout agreement, net of disposals of oil and gas properties and goodwill for 1,654 and 882, and 128 and 68, respectively. See Note 12 and 13. (See Note 1.2 to the Company’s annual consolidated financial statements as of December 31, 2021).

(2)

For the nine-period month ended September 30, 2021 including: (i) 9,788 related to the transfer of the working interest in CASO; (ii) 198 related to Mexico exploratory assets transfer and; (iii) 13 related to the expiration of Sur Rio Deseado Este exploitation concession. (See Note 1.3, 1.4 and 30.3.9 to the annual consolidated financial statements as of December 31, 2021).

(3)	Services not directly related to the Company’s main activity.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

9.2 Other operating expenses

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Provision for environmental remediation	(1,431)	(575)	(536)	(97)
Restructuring expenses (1)	(531)	(665)	—	(137)
Provision for materials and spare parts obsolescence	(342)	(283)	(26)	(16)
Provision for contingencies	(302)	(374)	(2)	(304)

Total other operating expenses	(2,606)	(1,897)	(564)	(554)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

Note 10. Financial income (expense), net

10.1 Interest income

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Financial interest	384	42	294	34

Total interest income	384	42	294	34

10.2 Interest expense

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Borrowings interest (Note 17.2)	(22,341)	(41,330)	(6,744)	(12,173)

Total interest expense	(22,341)	(41,330)	(6,744)	(12,173)

10.3 Other financial income (expense)

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Amortized cost (Note 17.2)	(1,538)	(3,534)	(467)	(611)
Changes in the fair value of warrants (Note 17.4.1)	(22,588)	(9,278)	(16,999)	(7,926)
Net changes in foreign exchange rate	39,860	10,741	19,373	1,926
Discount of assets and liabilities at present value	(4,790)	2,658	(668)	(57)
Changes in the fair value of financial assets	(18,127)	6,259	(16,377)	(956)
Interest expense on lease liabilities (Note 14)	(1,565)	(755)	(499)	(221)
Discount for well plugging and abandonment	(1,825)	(1,808)	(617)	(634)
Remeasurement in borrowings (1) (Note 17.2)	(37,669)	(12,019)	(15,132)	(6,452)
Other	4,415	1,555	1,933	2,999

Total other financial income (expense)	(43,827)	(6,181)	(29,453)	(11,932)

(1)	Related to borrowings in purchasing value units (“UVA”, by Spanish acronym) adjusted by the benchmark stabilization coefficient (“CER” , by its Spanish acronym).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. Earnings per share

a)     Basic

Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period.

b)     Diluted

Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Profit for the period, net	194,031	15,095	76,661	4,732
Weighted average number of ordinary shares	87,929,404	88,164,915	86,508,194	88,418,735

Basic earnings per share (in USD per share)	2.207	0.171	0.886	0.054

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Profit for the period, net	194,031	15,095	76,661	4,732
Weighted average number of ordinary shares	103,270,233	92,499,359	102,150,088	94,792,296

Diluted earnings per share (in USD per share)	1.879	0.163	0.750	0.050

As of September 30, 2022, the Company holds the following ordinary shares that, on the date of this unaudited interim condensed consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share:

i.	30,011,183 Series A shares related to 90,033,549 Series A warrants;

ii.	1,290,677 Series A shares to be used in the Long-Term Incentive Plan (“LTIP”).

For further information see Note 29 of these financial statements. (See Note 18.3 to the annual consolidated financial statements as of December 31, 2021).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12.     Property, plant and equipment

The changes in property, plant and equipment for the nine-month period ended September 30, 2022 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities		Works in progress	Materials and spare parts	Total
Cost

Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699		91,245	27,796	1,765,810

Additions	7,865	239	—		2,460		313,369	70,820	394,753
Transfers	—	18,426	—		297,110		(253,686)	(61,850)	—
Disposals	(187)	(4)	(1,870	) (1)	(4,146	) (2)	—	(358)	(6,565)
Incorporation for the acquisition of AFBN assets	—	—	68,743	(3)	—		—	—	68,743

Amounts as of September 30, 2022	10,387	41,731	513,164		1,470,123		150,928	36,408	2,222,741

Accumulated depreciation

Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)		—	—	(541,828)

Depreciation	(13)	(3,351)	(10,695)		(149,229)		—	—	(163,288)
Disposals	4	4	216	(1)	—		—	—	224

Amounts as of September 30, 2022	(303)	(14,181)	(64,102)		(626,306)		—	—	(704,892)

Net value

Amounts as of September 30, 2022	10,084	27,550	449,062		843,817		150,928	36,408	1,517,849

Amounts as of December 31, 2021	2,415	12,236	392,668		697,622		91,245	27,796	1,223,982

(1)	See Note 9.1.
(2)	Related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(3)	See Note 1.2.1.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the nine-month period ended September 30, 2022:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2021	28,416	12,216
Additions	—	2,656
Disposals (1)	(128)	—

Amounts as of September 30, 2022	28,288	14,872

Accumulated amortization

Amounts as of December 31, 2021	—	(8,338)
Amortization	—	(2,344)

Amounts as of September 30, 2022	—	(10,682)

Net value

Amounts as of September 30, 2022	28,288	4,190

Amounts as of December 31, 2021	28,416	3,878

(1)	See Note 9.1.

Note 14. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the nine-month period ended September 30 2022, are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

Additions	—	449	449	(449)
Re-estimations	298	5,484	5,782	(5,782)
Depreciation (1)	(366)	(7,111)	(7,477)	—
Payments	—	—	—	8,602
Interest expense (2)	—	—	—	(2,856)

Amounts as of September 30, 2022	1,143	24,065	25,208	(27,559)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 1,395.
(2)	Including drilling agreements capitalized as “Works in progress” for 1,291.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 112 and 109, for the nine-month period ended September 30, 2022 and 2021, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 15. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Income tax
Current income tax	(146,649)	(47,257)	(68,457)	(29,285)
Deferred income tax related to the origination and reversal of temporary differences	15,842	(18,694)	14,258	(6,005)

Income tax (expense) disclosed in the statement of profit or loss	(130,807)	(65,951)	(54,199)	(35,290)

Deferred income tax charged to other comprehensive income	1,122	1,536	18	151

Total income tax (expense)	(129,685)	(64,415)	(54,181)	(35,139)

For the nine-month periods ended September 30, 2022, the Company’s effective rate was 40%. The significant differences between the effective and statutory rate include (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period. (See Note 33.1 to the annual consolidated financial statements as of December 31, 2021).

Note 16. Trade and other receivables

	As of September 30, 2022	As of December 31, 2021
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Prepayments and other receivables	13,929	15,236
Value added tax (“VAT”)	4,546	4,010
Turnover tax	468	765

	18,943	20,011
Financial assets:
Loans to employees	114	199

	114	199

Total noncurrent trade and other receivables	19,057	20,210

	As of September 30, 2022	As of December 31, 2021
Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	57,905	25,224

	57,905	25,224

Other receivables:
Prepayments, tax credits and other:
VAT	9,811	9,131
Prepaid expenses	8,870	3,633
Income tax	3,847	860
Turnover tax	579	42

	23,107	13,666

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2022	As of December 31, 2021
Financial assets:
Gas IV Plan (Note 2.5.1.1)	5,440	1,729
Accounts receivable from third parties	2,183	2,025
Receivables from joint operations	699	2,286
LPG price stability program	581	293
Advances to directors and loans to employees	152	491
Other	230	382

	9,285	7,206

Other receivables	32,392	20,872

Total current trade and other receivables	90,297	46,096

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

As of September 30, 2022, in general, accounts receivable has a 15-day term for sales of oil and a 50-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of September 30, 2022 and December 31, 2021 an allowance for expected credit losses was recorded for 278 and 406 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of September 30, 2022	As of December 31, 2021
Noncurrent
Borrowings	362,338	447,751

Total noncurrent	362,338	447,751

Current
Borrowings	160,263	163,222

Total current	160,263	163,222

Total Borrowings	522,601	610,973

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of September 30, 2022	As of December 31, 2021
Fixed interest
Less than 1 year	114,778	109,016
From 1 to 2 years	181,588	112,860
From 2 to 5 years	115,332	214,491
Over 5 years	65,418	75,468

Total	477,116	511,835

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2022	As of December 31, 2021
Variable interest
Less than 1 year	45,485	54,206
From 1 to 2 years	—	44,932

Total	45,485	99,138

Total Borrowings	522,601	610,973

See Note 17.4 for information on the fair value of the borrowings.

The carrying amount of borrowings as of September 30, 2022 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA	July, 2018	USD	150,000	Variable	LIBOR + 4.5%	July, 2023	91,068
			150,000	Fixed	8%
Santander International	January, 2021	USD	11,700	Fixed	1.80%	January, 2026	50	(1)
Santander International	July, 2021	USD	43,500	Fixed	2.05%	July, 2026	78	(1)
Santander International	January, 2022	USD	13,500	Fixed	2.45%	January, 2027	27	(1)
ConocoPhillips Petroleum Holding B.V.	January, 2022	USD	25,000	Fixed	2.00%	September, 2026	25,259

(1)	The carrying amount is related to interest and the principal is collateralized.

Moreover, Vista Argentina issued nonconvertible debt securities, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of negotiable obligations (“ON” by its Spanish acronym) as of September 30, 2022:

Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
ON III	February, 2020	USD	50,000	Fixed	3.5%	February, 2024	45,835
ON V	August, 2020	USD	20,000	Fixed	0%	August, 2023	19,930
	December, 2020	USD	10,000	Fixed	0%	August, 2023	9,963
ON VI	December, 2020	USD	10,000	Fixed	3.24%	December, 2024	9,960
ON VII	March, 2021	USD	42,371	Fixed	4.25%	March, 2024	42,137
ON VIII	March, 2021	ARS (1)	3,054,537	Fixed	2.73%	September, 2024	45,339
ON IX	June, 2021	USD	38,787	Fixed	4.00%	June, 2023	38,696
ON X	June, 2021	ARS (1)	3,104,063	Fixed	4.00%	March, 2025	40,902
ON XI	August, 2021	USD	9,230	Fixed	3.48%	August, 2025	9,209
ON XII	August, 2021	USD	100,769	Fixed	5.85%	August, 2031	101,006
ON XIII	June, 2022	USD	43,500	Fixed	6.00%	August, 2024	43,142

(1)	Amount in UVA, adjusted by CER (see Note 10.3).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Under the aforementioned program, Vista Argentina may list and issue debt securities in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.

17.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of September 30, 2022	As of December 31, 2021
Amounts at beginning of period / year	610,973	539,786
Proceeds from borrowings	76,170	361,203
Borrowings interest (1) (Note 10.2)	22,341	50,660
Payment of borrowings cost	(584)	(3,326)
Payment of borrowings interest	(30,192)	(54,636)
Payment of borrowings principal	(164,995)	(284,695)
Amortized cost (1) (Note 10.3)	1,538	4,164
Remeasurement in borrowings (1) (Note 10.3)	37,669	19,163
Changes in foreign exchange rate (1)	(30,319)	(21,346)

Amounts at end of period / year	522,601	610,973

(1)	These transactions did not generate cash flows.

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of September 30, 2022	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets /liabilities
Assets
Plan assets (Note 25)	1,187	5,687	6,874
Trade and other receivables (Note 16)	114	—	114

Total noncurrent financial assets	1,301	5,687	6,988

Cash, bank balances and other short-term investments (Note 19)	98,264	84,487	182,751
Trade and other receivables (Note 16)	67,190	—	67,190

Total current financial assets	165,454	84,487	249,941

Liabilities
Borrowings (Note 17.1)	362,338	—	362,338
Trade and other payables (Note 24)	11,679	—	11,679
Warrants (Note 17.4)	—	25,132	25,132
Lease liabilities (Note 14)	18,791	—	18,791

Total noncurrent financial liabilities	392,808	25,132	417,940

Borrowings (Note 17.1)	160,263	—	160,263
Trade and other payables (Note 24)	203,254	—	203,254
Lease liabilities (Note 14)	8,768	—	8,768

Total current financial liabilities	372,285	—	372,285

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets /liabilities
Assets
Plan assets (Note 25)	7,594	—	7,594
Trade and other receivables (Note 16)	199	—	199

Total noncurrent financial assets	7,793	—	7,793

Cash, bank balances and other short-term investments (Note 19)	185,546	129,467	315,013
Trade and other receivables (Note 16)	32,430	—	32,430

Total current financial assets	217,976	129,467	347,443

Liabilities
Borrowings (Note 17.1)	447,751	—	447,751
Trade and other payables (Note 24)	50,159	—	50,159
Warrants (Note 17.4)	—	2,544	2,544
Lease liabilities (Note 14)	19,408	—	19,408

Total noncurrent financial liabilities	517,318	2,544	519,862

Borrowings (Note 17.1)	163,222	—	163,222
Trade and other payables (Note 24)	138,482	—	138,482
Lease liabilities (Note 14)	7,666	—	7,666

Total current financial liabilities	309,370	—	309,370

Below are income, expenses, profit, or loss from each financial instrument:

For the nine-month period ended September 30, 2022:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at FVTPL	Total
Interest income (Note 10.1)	384	—	384
Interest expense (Note 10.2)	(22,341)	—	(22,341)
Amortized cost (Note 10.3)	(1,538)	—	(1,538)
Changes in the fair value of warrants (Note 10.3)	—	(22,588)	(22,588)
Net changes in foreign exchange rate (Note 10.3)	39,860	—	39,860
Discount of assets and liabilities at present value (Note 10.3)	(4,790)	—	(4,790)
Changes in the fair value of financial assets (Note 10.3)	—	(18,127)	(18,127)
Interest expense on lease liabilities (Note 10.3)	(1,565)	—	(1,565)
Discount for well plugging and abandonment (Note 10.3)	(1,825)	—	(1,825)
Remeasurement in borrowings (Note 10.3)	(37,669)	—	(37,669)
Other (Note 10.3)	4,415	—	4,415

Total	(25,069)	(40,715)	(65,784)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the nine-month period ended September 30, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	42	—	42
Interest expense (Note 10.2)	(41,330)	—	(41,330)
Amortized cost (Note 10.3)	(3,534)	—	(3,534)
Changes in the fair value of warrants (Note 10.3)	—	(9,278)	(9,278)
Net changes in foreign exchange rate (Note 10.3)	10,741	—	10,741
Discount of assets and liabilities at present value (Note 10.3)	2,658	—	2,658
Changes in the fair value of financial assets (Note 10.3)	—	6,259	6,259
Interest expense on lease liabilities (Note 10.3)	(755)	—	(755)
Discount for well plugging and abandonment (Note 10.3)	(1,808)	—	(1,808)
Remeasurement in borrowings (Note 10.3)	(12,019)	—	(12,019)
Other (Note 10.3)	1,555	—	1,555

Total	(44,450)	(3,019)	(47,469)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

The following chart shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2022 and December 31, 2021:

As of September 30, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	84,487	—	—	84,487
Plan assets	5,687	—	—	5,687

Total assets	90,174	—	—	90,174

As of September 30, 2022	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	25,132	25,132

Total liabilities	—	—	25,132	25,132

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	129,467	—	—	129,467

Total assets	129,467	—	—	129,467

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	2,544	2,544

Total liabilities	—	—	2,544	2,544

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 from December 31, 2021, through September 30, 2022.

The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.

The following assumptions were used in estimating the fair value of warrants as of September 30, 2022 and December 31, 2021:

	As of September 30, 2022	As of December 31, 2021
Annualized volatility	45.10%	39.94%
Risk free domestic interest rate	10.89%	7.15%
Risk free foreign interest rate	4.41%	0.55%
Remainder useful life in years	0.52 years	1.29 years

It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of September 30, 2022: (i) should market price increase by 0,10 it would increase the obligation by about 1,216; (ii) should market price decrease by 0,10 it would drop the obligation by about 1,188; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 318 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 322.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Reconciliation of level 3 measurements at fair value:

	As of September 30, 2022	As of December 31, 2021
Warrants liability amount at beginning of period:	2,544	362
Loss from changes in the fair value of warrants (Note 10.3)	22,588	2,182

Amount at end of period	25,132	2,544

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

As of September 30, 2022	Carrying amount	Fair value	Level
Liabilities
Borrowings	522,601	467,392	2

Total liabilities	522,601	467,392

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2021, except for the following:

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of September 30, 2022, the Company performed foreign exchange currency hedge transactions, and the impact in the results of the period is recognized in “Other financial income (expense)”.

Most Company sales are denominated in USD, or the changes in sales follow the changes in USD listed price.

During the period between January 1, 2022, and September 30, 2022, ARS depreciated by about 43%.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following chart shows the sensitivity to a reasonable change in the exchange rates of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

As of September 30, 2022
Changes in interest rates in Argentine pesos	+/- 15%
Effect on profit or loss	(30,072) / 30,072
Effect on equity	(30,072) / 30,072

Interest rate risk

For the nine-month period ended September 30, 2022 the average interest rate was 51%.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of September 30, 2022 and December 31, 2021, about 9% and 16% of indebtedness was subject to variable interest rates. For the nine-month period ended September 30, 2022 and for the year ended December 31, 2021, the variable interest rate of loans denominated in USD stood at 4.76% and 4.81%, respectively, and it amounted to 36.31% and 35.55%, respectively, for loans denominated in ARS.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the nine-month period ended September 30, 2022 and for the year ended December 31, 2021, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 18. Inventories

	As of September 30, 2022	As of December 31, 2021
Materials and spare parts	5,826	8,739
Crude oil stock (Note 5.2)	—	5,222
Other stock	1,021	—

Total	6,847	13,961

Note 19. Cash, bank balances and other short-term investments

	As of September 30, 2022	As of December 31, 2021
Mutual funds	84,023	126,204
Cash in banks	63,918	78,098
Money market funds	32,852	106,915
Government bonds	1,958	3,796

Total	182,751	315,013

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of September 30, 2022	As of December 31, 2021
Cash, bank balances and other short-term investments	182,751	315,013
Less
Government bonds	(1,958)	(3,796)

Cash and cash equivalents	180,793	311,217

Note 20. Equity

20.1 Capital stock

The following chart shows a reconciliation of the movements in the Company’s capital stock for the period ended as of

September 30, 2022:

	Series A	Series C	Total
Amounts as of December 31, 2021	586,706	—	586,706
Number of shares	88,629,877	2	88,629,879

Series A shares to be granted in LTIP	1	—	1
Number of shares	713,914	—	713,914

Share repurchase (Note 20.2)	(23,804)	—	(23,804)
Number of shares repurchased	(2,834,163)	—	(2,834,163)

Reduction of capital stock adopted at the Board of Directors’ meeting on September 27, 2022	(39,530)	—	(39,530)
Number of shares	—	—	—

Amounts as of September 30, 2022	523,373	—	523,373
Number of shares	86,509,628	2	86,509,630

On September 27, 2022, the Board of Directors Meeting approved the reduction of the variable portion of the Company’s capital stock of 39,530, for the absorption of accumulated losses as of August 31, 2022, shown on the Company’s nonconsolidated financial statements (subject to later ratification at Shareholders’ Meeting). This transaction did not require the cancellation of Series A shares as they have no nominal value, likewise, this operation did not generate any tax effect in Mexico.

As of September 30, 2022 and December 31, 2021, the Company’s authorized capital includes 42,282,611 and 40,162,362 Series A ordinary shares held in Treasury that may be used with warrants, forward purchase agreements and LTIP.

20.2 Legal reserve and share repurchase reserve

Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the legal reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.

On April 26, 2022, through the ordinary and extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the creation of a fund to acquire own shares for 23,840, and the creation of the legal reserve for 1,255, both based on the Company’s nonconsolidated financial statements.

During the nine-month period ended September 30, 2022, the Company repurchased 2,834,163 Series A shares for 23,804, which, as of the date of issuance of these condensed consolidated financial statements, are held in Treasury.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Provisions

	As of September 30, 2022	As of December 31, 2021
Noncurrent
Well plugging and abandonment	26,872	28,920
Environmental remediation	1,155	737

Total noncurrent	28,027	29,657

	As of September 30, 2022	As of December 31, 2021
Current
Well plugging and abandonment	1,588	1,876
Environmental remediation	465	862
Contingencies	114	142

Total current	2,167	2,880

Note 22. Salaries and payroll taxes

	As of September 30, 2022	As of December 31, 2021
Current
Provision for bonuses and incentives	12,144	12,102
Salaries and social security contributions	6,717	5,389

Total current	18,861	17,491

Note 23. Other taxes and royalties

	As of September 30, 2022	As of December 31, 2021
Current
Royalties	14,707	9,547
Tax withholdings	5,085	873
Turnover tax	54	—
VAT	—	33
Other	65	919

Total current	19,911	11,372

Note 24. Trade and other payables

	As of September 30, 2022	As of December 31, 2021
Noncurrent
Other accounts payables:
Payables to third parties (1)	11,679	—
Payables to partners of joint operations (2)	—	50,159

Total other noncurrent accounts payable	11,679	50,159

Total noncurrent	11,679	50,159

Current
Accounts payable:
Suppliers	184,335	119,255

Total current accounts payables	184,335	119,255

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2022	As of December 31, 2021
Other accounts payables:
Payables to third parties (1)	18,147	—
Payables to partners of joint operations (2)	67	19,007
Extraordinary fee for Gas IV Plan (Note 2.5.1.1)	705	220

Total other current accounts payables	18,919	19,227

Total current	203,254	138,482

(1)	See Note 1.2.1.
(2)

As of December 31, 2021, including 50,159 and 18,913 in noncurrent and current accounts, respectively, related to the carry agreement, recognized at present value (see Note 1.5 to the annual consolidated financial statements as of December 31, 2021).

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Period from January 1, through September 30, 2022	Period from January 1, through September 30, 2021	Period from July 1, through September 30, 2022	Period from July 1, through September 30, 2021
Cost of services	(35)	(19)	(14)	(8)
Cost of interest	(324)	(144)	(136)	(69)

Total	(359)	(163)	(150)	(77)

	As of September 30, 2022
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of period	(15,416)	7,594	(7,822)
Items classified as loss or profit
Cost of services	(35)	—	(35)
Cost of interest	(589)	265	(324)
Items classified in other comprehensive income
Actuarial remediation (losses)	(2,881)	(326)	(3,207)
Benefit payments	845	(845)	—
Payment of contributions	—	186	186

Amounts at end of period	(18,076)	6,874	(11,202)

The fair value of plan assets as of every period-end per category, is as follows:

	As of September 30, 2022	As of December 31, 2021
US government bonds	5,687	—
Cash and cash equivalents	1,187	7,594

Total	6,874	7,594

See Note 23 to the Company’s annual consolidated financial statements as of December 31, 2021.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 26. Related parties transactions and balances

As of September 30, 2022, and December 31, 2021, the Company carries no balances with related parties and relevant transactions other than those included in Note 27 to the annual consolidated financial statements as of December 31, 2021.

Note 2.3 to the Company’s annual consolidated financial statements as of December 31, 2021 and Note 1.2 of these unaudited interim condensed consolidated financial statements provide information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

There were no significant changes in commitments and contingencies for the nine-month period ended September 30, 2022. For a description on the Company’s contingencies and investment commitments related to its oil and gas properties see Notes 29 and 30 to the annual consolidated financial statements as of December 31, 2021.

Note 28. Tax regulations

28.1 Income tax

On August 16, 2022, the Federal Public Revenue Agency (“AFIP”) in Argentina issued General Resolution No. 5,248/2022 whereby it established one-time payment towards income tax.

For taxpayers whose tax assessed as of December 31, 2021, was equal to or higher than ARS 100,000,000 and which calculation base for the advance payments for the following tax period exceeded 0 (zero), the one-time payment towards income tax will amount to 25% of such calculation base. Such amount will be paid in three equal and consecutive installments and will be computed as payment towards income tax for the year ended as of December 31, 2022.

As of the date of this report, the Company estimates that these payments will stand approximately at 9,000.

Other than mentioned above there were no changes in Argentina’s and Mexico’s tax regulations during the nine-month period ended September 30, 2022 (see Note 33 to the annual consolidated financial statements as of December 31, 2021).

Note 29. Subsequent events

The Company assessed events subsequent to September 30, 2022, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through October 26, 2022, date in which these financial statements were made available for issue.

•

On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” -the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain one series A share representative of the capital stock of the Company for each 31 Warrants owned.

As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted.

The holders who so desire may exercise their exercise right on a cashless basis starting October 10, 2022. Additionally, pursuant to the proposed new terms of the warrant indenture, at any time during the term of the issuance, Vista will be allowed to declare at its sole discretion the early maturity of all, and not less than all Warrants.

•	On October 4, 2022, Vista Argentina paid interest for an amount of 110 corresponding to the loan agreement signed with Banco Santander International.

•

On October 11, 2022, the Company, through its subsidiary Vista Argentina entered into a second farmout agreement with Trafigura, whereby it undertook to develop 3 (three) pads in Bajada del Palo Oeste area (“farmout agreement II”).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the nine-month periods ended September 30, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

By virtue of the farmout agreement II, a joint venture was established and Trafigura was entitled to contractual rights for 25% of hydrocarbon output in the pads under the agreement and bear 25% of investment costs, as well as royalties and direct taxes. As part of the farmout agreement II, Trafigura agreed to pay to Vista Argentina 1,700 for each tied-in well (equivalent to 6,800 for a 4-well pad).

Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% of the ownership. It also maintains its rights over 75% of hydrocarbon output in relation to the pads included in the farmout agreement II, and bear 75% of investment costs, as well as royalties and direct taxes.

The effective date of the transaction is October 1, 2022.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.